SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange, dated October 27, 2006, regarding union conflict

Item 1

Buenos Aires, October 27, 2006.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Union Conflict.

Dear Sirs,

As it is publicly known, Telefónica de Argentina S.A. (“Telefónica”) is going through a significant union conflict by virtue of the claims made by FOETRA SINDICATO BUENOS AIRES in the City of Buenos Aires and Greater Buenos Aires.

While last October 20, the Ministry of Work and Social Security provided for mandatory settlement, the union continues with the strike even during the settlement period. Based on that, Telefónica is performing containment tasks in order to ensure the quality of service standards.

Please note that the true nature of this conflict is the claim due to third party personnel falling within the FOETRA Union Buenos Aires Collective Bargaining Agreement rather than the Unión Obreros de la Construcción (Construction Work Union) Agreement currently applied.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: October 30, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel